Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its shareholders and the market that, through its controlled entity ITB Holding Brasil Participações Ltda., Itaú Unibanco indirectly acquired 1,800,000,000 shares (“Shares”) of Itaú CorpBanca, a financial institution headquartered in Santiago, Chile, for the amount of CLP11,161,341,882.00, corresponding to approximately R$55.6 million, as a result of the exercise of a put option by Corp Group set forth in the shareholders’ agreement of Itaú Corpobanca, entered into between Itaú Unibanco and Corp Group and certain of its affiliates on April 1, 2016. Accordingly, the ownership interest of Itaú Unibanco in Itaú CorpBanca increased from approximately 35.71% to approximately 36.06%, with no change to Itaú CorpBanca's governance.

This operation was carried out through the acquisition of 100% of the capital stock of CGB III SpA, which currently holds the Shares. All required regulatory approvals have been obtained.

Itaú Unibanco takes this opportunity to reiterate its commitment to the creation of long-term shareholder value.

São Paulo, September 15, 2017.

MARCELO KOPEL

Investor Relations Officer